UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed consolidated financial statements and related information and data of Euroseas Ltd. (the "Company") as of and for the six-month period ended June 30, 2017. Also attached hereto as Exhibit 101 is the Interactive Data file relating to the materials in this Report on Form 6-K, formatted in Extensible Business Reporting Language (XBRL).

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-208305) filed with the Commission on December 2, 2015, as amended.

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2017. Unless otherwise specified herein, references to the "Company" or "we" shall include Euroseas Ltd and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission on April 7, 2017.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents the Company's selected consolidated financial and other data for each of the two six-month periods ended June 30, 2016 and 2017,   and as of December 31, 2016 and June 30, 2017.  The selected consolidated statement of operations, cash flow and balance sheet data is derived from, and is qualified by reference to, our unaudited financial results for the six-month periods ended June 30, 2016 and 2017.

Euroseas Ltd. – Summary of Selected Historical Financials

	Six Months Ended June 30,
	2016	2017
Statement of Operations Data
Voyage revenues	14,544,476	19,278,103
Related party revenue	120,000	120,000
Commissions	(778,714)	(1,095,439)
Voyage expenses	(907,725)	(2,003,598)
Vessel operating expenses	(9,295,507)	(10,320,414)
Drydocking expenses	(1,173,833)	(118,603)
Management fees	(1,584,385)	(1,763,084)
Vessel depreciation	(4,381,540)	(4,273,776)
Loss on termination of newbuilding contract	(1,448,268)	-
Gain on sale of vessel	10,597	516,561
Other general and administrative expenses	(1,869,221)	(1,905,548)
Operating loss	(6,764,120)	(1,565,798)
Total other expenses, net	(15,267,603)	(1,659,713)
Net loss	(22,031,723)	(3,225,511)
Dividend Series B Preferred Shares	(847,417)	(885,785)
Net loss attributable to common shareholders	(22,879,140)	(4,111,296)
Loss per share attributable to common shareholders, basic and diluted	(2.82)	(0.37)
Weighted average number of shares outstanding during period, basic and diluted	8,104,860	11,030,754

Cash Flow Data
Net cash provided by / (used in) operating activities	28,062	(55,569)
Net cash used in investing activities	(19,959,457)	(6,381,453)
Net cash provided by financing activities	12,542,680	10,778,231

Balance Sheet Data	December 31, 2016	June 30, 2017
Total current assets	10,444,083	12,435,424
Vessels, net	105,584,633	126,502,147
Advances for vessels under construction and vessel acquisition deposits	17,753,737	2,318,583
Other investments	4,000,000	4,000,000
Other non-current assets	5,911,051	6,934,267
Total Assets	143,693,504	152,190,421
Current liabilities	11,174,635	15,857,551
Long term liabilities	44,607,157	51,185,212
Long term debt, net of current portion	44,366,976	50,513,956
Total liabilities	55,781,792	67,530,663
Mezzanine equity	33,804,948	34,690,733
Total shareholders' equity	54,106,764	50,456,925

	Six Months Ended June 30,
	2016	2017
Other Fleet Data (1)
Number of vessels	11.49	13.25
Calendar days	2,091	2,398
Available days	2,060	2,326
Voyage days	2,035	2,257
Utilization Rate (percent)	98.8%	97.0%

(In U.S. dollars per day per vessel)
Average TCE rate (2)	6,701	7,654
Vessel Operating Expenses	4,445	4,304
Management Fees	758	735
G&A Expenses	894	796
Total Operating Expenses excluding drydocking expenses	6,097	5,835
Drydocking expenses	561	49

(1) For the definition of calendar days, available days and utilization rate see our annual report on Form 20-F for the year ended December 31, 2016 ("Item 5A-Operating Results.") filed on April 7, 2017. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We define commercial off-hire days as days a vessel is idle without employment (this definition has been revised starting from April 1st , 2017, to exclude from commercial off-hire days, days the vessel is sailing for repositioning purposes; previous periods' commercial off-hire has been adjusted accordingly if necessary).  We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(2) Time charter equivalent rate, or TCE rate, is determined by dividing voyage revenues less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods (see also "Item 5A-Operating Results" in our annual report on Form 20-F for the year ended December 31, 2016).

Reconciliation of TCE revenues as reflected in the consolidated statement of operations and calculation of TCE rate follow:

	Six Months Ended June 30,
	2016	2017
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Voyage revenues	14,544,476	19,278,103
Voyage expenses	(907,725)	(2,003,598)
Time Charter Equivalent or TCE Revenues	13,636,751	17,274,505
Voyage days(1)	2,035	2,257
Average TCE rate	6,701	7,654

Six months ended June 30, 2017 compared to six months ended June 30, 2016.

Voyage revenues. Voyage revenues for the six month period ended June 30, 2017 were $19.28 million, increased by 32.5% compared to the same period in 2016 during which voyage revenues amounted to $14.54 million. This increase was due to the higher number of vessels operating, higher average charter rates earned by our vessels and certain voyage charters the revenue of which are gross of voyage expenses during the period as compared to the same period of 2016. An average of 13.25 vessels operated in the six months of 2017 for a total of 2,398 ownership days against an average of 11.49 vessels during the same period in 2016 or 2,091 ownership days, a 14.7% increase.  The total number of days our vessels earned revenue increased by 10.9% to 2,257 days in the first six months of 2017 from 2,035 days in the same period in 2016. While employed, our vessels generated a TCE rate of $7,654 per day per vessel in the first half of 2017 compared to $6,701 per day per vessel for the same period in 2016 (see calculation in table above).  The average TCE rate our vessels achieved is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter and the TCE rate earned by our vessels employed in the spot market or in market-indexed linked contracts which is influenced by market developments.  Market charter rates in the six months of 2017 were higher for both our drybulk and our containership vessels compared to the first six months of 2016 which was reflected in the average earnings our ships earned. We had 72.0 scheduled offhire days, including drydocking and laid-up time, 42.7 commercial offhire and 26.6 operational offhire days in the first six months of 2017 compared to 31.3 scheduled offhire days, including drydocking and laid-up time, 17.5 commercial offhire and 7.5 operational offhire days in the first six months of 2016.

Related party revenue. Related party revenues reflect $0.12 million received from Euromar LLC ("Euromar"), a joint venture of Euroseas, for administration services for the six month period ended June 30, 2017 unchanged as compared to the same period of 2016.

Commissions. Commissions for the six month period ended June 30, 2017 were $1.1 million. At 5.7% of voyage revenues, commissions were higher than in the same period of 2016 during which they accounted for 5.4% of our revenues. The overall level of commissions depends on the agreed commission for each charter contract.

Voyage expenses. Voyage expenses for the six month period ended June 30, 2017 were $2.0 million and related to expenses for certain voyage charters, expenses for repositioning voyages between time charter contracts and ballast voyages, and owners expenses at certain ports, compared to $0.91 million for the same period of 2016. Voyage expenses depend on the number of days our vessels are employed under voyage contracts (as opposed to time charter contracts) and the number of days they are sailing for repositioning and any port or other costs incurred without a contract. In the first half of 2017 our vessels had 103 days in voyage charters and as a result voyage expenses represented 10.4% of voyage revenues.  In the same period of 2016 all of our vessels were chartered under time charter contracts, thus voyage expenses represented a smaller percentage (6.2%) of voyage revenues and were mainly incurred while our vessels were repositioned between time charter contracts.

Vessel operating expenses. Vessel operating expenses excluding management fees were $10.3 million during the first half of 2017 compared to $9.3 million for the same period of 2016.  Daily vessel operating expenses excluding management fees per vessel decreased between the two periods to $4,304 per day per vessel in the first six months of 2017 compared to $4,445 per day during the same period of 2016, a 3.2% decrease, mainly due to the addition of our newbuildings, Xenia P and Alexandros P, in February 2016 and January 2017 respectively with lower daily cost which further reduced the average daily cost during the first half of 2017. Additionally, our vessel Joanna incurred a lower daily cost due to being laid-up during the first quarter of 2017.

Related party management fees. These are part of the fees we pay to Eurobulk Ltd. ("Eurobulk") under our Master Management Agreement and Eurobulk (Far East) Ltd. Inc. ("Eurobulk FE") under a management agreement with our vessel owing subsidiaries for vessels m/v Xenia and m/v Alexandros P. During the first six months of 2017, Eurobulk and Eurobulk FE charged us 685 Euros per day per vessel totalling $1.76 million for the period, or $735 per day per vessel. In the same period of 2016, management fees amounted to $1.58 million, or $758 per day per vessel based on the daily rate per vessel of 685 Euros.  The increase in the total management fees is primarily due to the higher number of vessels operating during the first six months of 2017 compared to the same period of 2016.

Gain on sale of vessel. In January 2017, the Company agreed to sell its container carrier M/V "RT Dagr". The 18 years old vessel was sold for a net amount of $2.4 million and the Company recorded a $0.52 million gain on the sale. In April 2016, the Company sold M/V "Cpt Costas". The vessel was sold for a net amount of $2.6 million and the Company recorded a $0.01 million gain on sale.

Other general and administrative expenses. These expenses include the fixed portion of our management agreement fees, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses. In the first six months of 2017, we had a total of $1.91 million of general and administrative expenses, a marginal increase, from the $1.87 million incurred in the same period of 2016.

Dry-docking expenses. These are expenses we pay for our vessels to complete a dry-docking as part of an intermediate or special survey or in some cases an in-water survey in lieu of a drydocking. The cost of passing a survey increases significantly if a dry-docking is required and depends on the extent of work that needs to be performed (like amount of steel replacement required), the location of the drydock yard and whether it is an intermediate or a special survey with the latter almost always requiring a dry-docking and more extensive work. In the first half of 2017, we had one vessel completing an in-water survey for an expense of $0.12 million. During the first half of 2016, we had one vessel completing its special survey by undergoing drydocking for an expense of $1.17 million incurred during the period.

Vessel depreciation. Vessel depreciation for the six month period ended June 30, 2017 was $4.27 million, comparatively lower than the same period in 2016 which was $4.38 million, although the average number of vessels increased in the first half of 2017 compared to the same period of 2016. The new vessels acquired have lower average daily depreciation charge as a result of their lower initial values (acquisition price) and greater remaining useful life (i.e. m/v Alexandros P) compared to the remaining vessels.

Other expenses, net. This line includes in addition to Interest and other financing costs, Loss on Derivatives, net, Other investment income, Foreign exchange loss and Interest income. Interest and other financing costs for the six month period ended June 30, 2017 were $1.63 million. Comparatively, during the same period in 2016, interest and finance costs amounted to $0.92 million. The difference is primarily due to the increased debt of our fleet, as compared to the same period in 2016. Additionally, in the first six months of 2016, imputed interest ($0.44 million) calculated on our newbuilding vessels, was capitalised and hence reduced the interest expensed. The weighted average LIBOR rate on our debt for the six month period ended June 30, 2017 was 1.0% and the weighted average margin over LIBOR was 4.21% for a total weighted interest rate of 5.21% as compared to a weighted average LIBOR rate for the six month period ended June 30, 2016 of 0.46% and a weighted average margin over LIBOR of 5.16% for a total weighted interest rate of 5.62%. In the first six months of 2017, we had a Loss on derivatives, net of $0.03 million from one interest rate swap contract which consisted of a marginal gain and an unrealized loss of $0.03 million from the interest rate swap.  For the same period of 2016, we had a total derivative loss of $0.26 million from three interest rate swap contracts which consisted of a realized loss of $0.08 million and an unrealized loss of $0.18 million from the interest rate swaps. The performance of our derivative contracts depends on the movement of interest rates. A decline in interest rates increases our loss in our derivative contracts. Other investment income includes accrued income from our preferred equity investment in Euromar of $0.68 million, only during the first half of 2016, since in 2016, the Company concluded that its equity investment in Euromar and the invested portion of its investment in preferred units of Euromar were totally impaired and hence the Company ceased recognising income on the preferred units. Overall, Other expenses, net amounted to a total expense of $1.66 million and $0.52 million during the first half of 2017 and 2016, respectively.

Equity loss and impairment of investment in joint venture. In 2016, the Company concluded that its equity investment in Euromar was totally impaired due to the persisting depressed market environment and amended loan agreements between Euromar and its lenders that provided the latter with increased total payments, partly in-kind, and participation in the profits of Euromar. As the investment was fully written off in the previous year, there was no effect on the Company's financial position and results of operations from the operations of Euromar during the first six months of 2017 as compared to an impairment of investment in joint venture of $14 million and an equity loss in joint venture of $0.75 million during the same period of 2016 that reflects the Company's share of the loss of Euromar.

Net loss and net loss attributable to common shareholders. As a result of the above, net loss for the six months ended on June 30, 2017 was $3.23 million compared to $22.03 million for the same period in 2016. After in kind payment of dividends of $0.89 million to our Series B Preferred Shares, the net loss attributable to common shareholders amounted to $4.1 million for the six months ended June 30, 2017 compared to a loss of $22.88 million for the same period of 2016 after payment of dividends of $0.85 million to our Series B Preferred Shares.

Liquidity and capital resources
Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends.

Cash Flows
As of June 30, 2017, we had a cash balance of $5.24 million, funds due from a related company of $1.64 million and cash in restricted retention accounts of $8.45 million. Amounts due from such related company represent net disbursements and collections made by our fleet managers, Eurobulk and Eurobulk Far East, on behalf of the ship-owning companies during the normal course of operations for which they have the right of offset.  Working capital is current assets minus current liabilities, including the current portion of long term debt. We had a working capital deficit of $3.42 million as of June 30, 2017.

We have under construction one bulk carrier newbuilding (Hull number YZJ 1153) with a total contracted amount of $20.25 million remaining to be paid.  An instalment of $2.25 million was paid on September 29, 2017. Another instalment of $2.25 million will be paid after the launching of the vessel which is scheduled after February 28, 2018. The final instalment of $15.75 million will be paid with the delivery of the vessel within the second quarter of 2018.   We plan to finance the remaining capital commitments for this vessel with bank debt and equity.

We intend to fund any working capital requirements and our capital commitments via cash at hand, cash flow from operations, new mortgage debt financing for the vessel under construction, debt balloon payment refinancing, proceeds from our at-the-market offering and other equity offerings. In the unlikely event that these are not sufficient we may also draw down up to $4.00 million under a commitment from COLBY Trading Ltd., a company controlled by the Pittas family  and affiliated with our Chief Executive Officer, and possible vessel sales (where equity will be released) or sale of the newbuilding contract itself, if required, among other options. We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements. Consequently, our consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Net cash from operating activities.
Our cash flow from operations represents the net amount of cash, after expenses, generated by chartering our vessels. Our cash flow from operations is influenced by the earnings of our vessels, the cost required to operate them and any changes in our operating assets and liabilities. Our vessel earnings depend on the number of vessels we operate and their employment contract rates we have secured which, in turn, are affected by the market rates and the length of the contract. Our vessel costs depend on the number of vessels we operate, their daily cost and could fluctuate depending on the number of vessels passing intermediate or special survey in each period, whether an in-water survey or drydocking is done as well as the extent of the work performed on each vessel during its drydocking. During the first half of 2017, our net cash used in operating activities for the six months ended June 30, 2017 was $0.06 million; we operated 13.25 vessels on average. One vessel completed its in-water survey during the period. During the same period of 2016, net cash flow provided by operating activities was $0.03 million while operating 11.49 vessels. One vessel completed its drydocking during the period.

Net cash from investing activities.
In the first six months of 2017, we spent $11.52 million in advances for our vessel under construction, delivery of our vessel Alexandros P. and other vessel acquisitions (M/V Tasos and M/V EM Astoria). We had $5.14 million proceeds from sale of two vessels, for total funds used in investment activities of $6.4 million. In the same period of 2016, we spent $23.08 million in advances for our vessels under construction of which $21.82 million related to the final instalment and delivery of our vessel Xenia P. We had $4.2 million proceeds from sale of two vessels, for total funds used in investment activities of $18.88 million.

Net cash from financing activities.
In the first half of 2017, net cash provided by financing activities amounted to $10.8 million. These funds consisted primarily of $5.05 million of loan repayments, of which $2.00 million refer to the early repayment of a related party loan drawn on December 1, 2016, $15.61 million proceeds from long term debt, $0.09 million loan fees paid, $0.24 million of offering expenses paid and $0.55 million net proceeds from issuance of common stock. In the same period of 2016, net cash provided by financing activities amounted to $12.54 million. These funds consisted primarily of $15.11 million of loan repayments, $28.3 million proceeds from long term debt, $0.6 million loan fees paid and $0.05 million of offering expenses paid.

Debt Financing
We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long term debt. We target debt levels we consider prudent at the time of conclusion of such debt funding based on our market expectations, cash flow, interest coverage and percentage of debt to capital amongst other factors.

As of June 30, 2017, our long term debt comprised of seven outstanding loans with a combined outstanding balance of $62.92 million. These loans have maturity dates between 2018 and 2023. A description of our loans as of June 30, 2017 is provided in Note 6 to our attached unaudited interim condensed consolidated financial statements. Over the next twelve months, we have scheduled repayments of approximately $11.43 million of the above debt.  We were in compliance with our loan agreement covenants as of June 30, 2017.

We have partly hedged our interest rate exposure and entered into one interest rate swap agreement for a notional amount of $10 million which expires on May 28, 2019; furthermore, in August 2017, we entered in a new interest rate swap contract for a notional amount of $5 million which expires in August 2022.

Euroseas Ltd. and Subsidiaries
Unaudited Interim Condensed Consolidated Financial Statements

 Index to unaudited interim condensed consolidated financial statements

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts expressed in U.S. Dollars – except number of shares)

	Notes	December 31, 2016	June 30, 2017
Assets
Current assets
Cash and cash equivalents		3,208,092	5,243,233
Trade accounts receivable, net		1,432,114	1,198,057
Other receivables		870,415	1,123,990
Inventories		1,291,279	1,366,029
Restricted cash	6	655,739	1,511,808
Prepaid expenses		172,398	355,545
Vessel held for sale		2,814,046	-
Due from related companies	5	-	1,636,762
Total current assets		10,444,083	12,435,424

Fixed assets
Vessels, net	4	105,584,633	126,502,147
Advances for vessels under construction and vessel acquisition deposits	3	17,753,737	2,318,583
Long-term assets
Restricted cash	6	5,484,268	6,934,267
Deferred charges, net		426,783	-
Other investment	11	4,000,000	4,000,000
Total long-term assets		133,249,421	139,754,997
Total assets		143,693,504	152,190,421

Liabilities, mezzanine equity and shareholders' equity
Current liabilities
Long-term debt, current portion	6	5,549,218	11,149,996
Loan from related party	5, 6	2,000,000	-
Trade accounts payable and accrued expenses		3,176,556	3,472,496
Deferred revenues		437,322	1,146,883
Derivatives	10	-	88,176
Due to related companies	5	11,539	-
Total current liabilities		11,174,635	15,857,551

(Unaudited Condensed Consolidated balance sheets continues on the next page)

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(All amounts expressed in U.S. Dollars – except number of shares)

(continued)

	Notes	December 31, 2016	June 30, 2017

Long-term liabilities
Long-term debt, net of current portion	6	44,366,976	50,513,956
Derivatives	10	240,181	183,356
Vessel profit participation liability	6	-	487,900
Total long-term liabilities		44,607,157	51,185,212
Total liabilities		55,781,792	67,042,763

Commitments and Contingencies	7

Mezzanine Equity
Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 35,505 and 36,391 shares issued and outstanding, respectively)		33,804,948	34,690,733
Shareholders' equity
Common stock (par value $0.03, 200,000,000 shares authorized, 10,876,112 and 11,173,856 issued and outstanding, respectively)		326,283	335,222
Additional paid-in capital		283,757,739	284,210,257
Accumulated deficit		(229,977,258)	(234,088,554)
Total shareholders' equity		54,106,764	50,456,925
Total liabilities, mezzanine equity and shareholders' equity		143,693,504	152,190,421

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(All amounts expressed in U.S. Dollars – except number of shares)

		Six months ended June 30,
		2016	2017
Revenues
Voyage revenue		14,544,476	19,278,103
Related party revenue	5	120,000	120,000
Commissions (including $180,828 and $240,976, respectively, to related party)		(778,714)	(1,095,439)
Net revenue		13,885,762	18,302,664

Operating expenses
Voyage expenses		907,725	2,003,598
Vessel operating expenses (including $121,166 and $117,705, respectively, to related party)		9,295,507	10,320,414
Dry-docking expenses		1,173,833	118,603
Vessel depreciation	4	4,381,540	4,273,776
Related party management fees	5	1,584,385	1,763,084
Gain on sale of vessel		(10,597)	(516,561)
Loss on termination of newbuilding contract		1,448,268	-
Other general and administrative expenses (including $1,000,000 and $1,000,000, respectively, to related party)		1,869,221	1,905,548
Total operating expenses		20,649,882	19,868,462

Operating loss		(6,764,120)	(1,565,798)

Other income/(expenses)
Interest and other financing costs	6	(915,774)	(1,626,900)
Loss on derivatives, net	10	(264,887)	(29,053)
Other investment income	11	683,141	-
Foreign exchange loss		(27,132)	(19,859)
Interest income		9,605	16,099
Other expenses, net		(515,047)	(1,659,713)
Equity loss in joint venture	11	(752,556)	-
Impairment of investment in joint venture	11	(14,000,000)	-
Net loss		(22,031,723)	(3,225,511)
Dividend Series B Preferred shares		(847,417)	(885,785)
Net loss attributable to common shareholders	9	(22,879,140)	(4,111,296)
Loss per share, basic and diluted		(2.82)	(0.37)
Weighted average number of shares outstanding, basic & diluted	9	8,104,860	11,030,754

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Shareholders' Equity
 (All amounts expressed in U.S. Dollars – except number of shares)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid – in Capital	Accumulated Deficit	Total
Balance, January 1, 2016	8,195,760	245,873	278,833,156	(184,030,436)	95,048,593
Net loss attributable to common shareholders	-	-	-	(22,879,140)	(22,879,140)
Offering Expenses	-	-	(5,000)	-	(5,000)
Share based compensation	-	-	140,131	-	140,131
Balance, June 30, 2016	8,195,760	245,873	278,968,287	(206,909,576)	72,304,584

Balance, January 1, 2017	10,876,112	326,283	283,757,739	(229,977,258)	54,106,764
Net loss attributable to common shareholders	-	-	-	(4,111,296)	(4,111,296)
Issuance of shares sold at the market (ATM), net of issuance costs	301,780	9,060	377,691	-	386,751
Share based compensation and shares cancelled, net	(4,036)	(121)	74,827	-	74,706
Balance, June 30, 2017	11,173,856	335,222	284,210,257	(234,088,554)	50,456,925

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
 (All amounts expressed in U.S. Dollars)

	For the six months ended June 30,
	2016	2017
Cash flows from operating activities:
Net loss	(22,031,723)	(3,225,511)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Vessel depreciation	4,381,540	4,273,776
Amortization of deferred charges	128,103	173,426
Equity loss in joint venture	752,556	-
Impairment of investment in joint venture	14,000,000	-
Loss on termination of newbuilding contract	1,448,268	-
Share-based compensation	140,131	74,706
Gain on sale of vessel	(10,597)	(516,561)
Unrealized loss on derivatives	181,707	31,351
Other investment income	(683,141)	-
Changes in operating assets and liabilities	1,721,218	(866,756)
Net cash provided by / (used in) operating activities	28,062	(55,569)

Cash flows from investing activities:
Cash paid for vessels under construction and vessel acquisitions	(23,080,296)	(11,518,463)
Proceeds from sale of vessels	4,196,268	5,137,010
Net cash used in investing activities	(18,884,028)	(6,381,453)
Cash flows from financing activities:
Proceeds from issuance of common stock, net of commissions paid	-	549,495
Loan arrangement fees paid	(602,818)	(92,125)
Offering expenses paid	(47,377)	(240,981)
Proceeds from long-term debt	28,300,000	15,612,500
Repayment of long-term debt	(15,107,125)	(3,050,658)
Repayment of related party loan	-	(2,000,000)
Net cash provided by financing activities	12,542,680	10,778,231
Net (decrease) / increase in cash and cash equivalents	(6,313,286)	4,341,209
Cash, cash equivalents and restricted cash at beginning of period	19,182,379	9,348,099
Cash, cash equivalents and restricted cash at end of period	12,869,093	13,689,308
Cash breakdown
Cash and cash equivalents	1,326,921	5,243,233
Restricted cash, current	4,292,172	1,511,808
Restricted cash, long term	7,250,000	6,934,267
Total cash, cash equivalents and restricted cash shown in the statement of Cash Flows	12,869,093	13,689,308

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

1.          Basis of Presentation and General Information

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship owning companies in existence at that time. Euroseas Ltd, through its wholly owned vessel owning subsidiaries (collectively the "Company") is engaged in the ocean transportation of drybulk commodities and containers through ownership and operation of drybulk vessels and containerships.

The operations of the vessels are managed by Eurobulk ("Management Company") and Eurobulk FE, (collectively the "Management Companies"), corporations controlled by members of the Pittas family.  Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece; Eurobulk FE has an office at Manilla, Philippines Suite 1003, 10th Floor Ma. Natividad Building, 470 T.M. Kalaw cor. Cortada Sts., Ermita. Both provide the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, while Eurobulk also provides executive management services, in consideration for fixed and variable fees (see Note 5).

The Pittas family is the controlling shareholder of Friends Investment Company Inc. which owns 31.8% of the Company's shares as of June 30, 2017.

The accompanying unaudited condensed consolidated financial statements include the accounts of Euroseas Ltd., and its wholly owned vessel owning subsidiaries and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016 as filed with the U.S. Securities and Exchange Commission ("SEC") on Form 20-F.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six month period ended June 30, 2017 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2017.

As of June 30, 2017, the Company had a working capital deficit of $3.42 million and capital commitments of $20.25 million remaining to be paid for the construction of its Kamsarmax newbuilding (Hull number YZJ 1153).  The Company intends to fund any working capital requirements and capital commitments via cash at hand, cash flow from operations, new mortgage debt financing for the vessel under construction, debt balloon payment refinancing, proceeds from its at-the-market offering and other equity offerings. In the unlikely event that these are not sufficient, the Company may also draw down up to $4.00 million under a commitment from COLBY Trading Ltd., a company controlled by the Pittas family and affiliated with the Company's Chief Executive Officer, and possible vessel sales (where equity will be released) or sale of the newbuilding contract itself, if required, among other options. The Company believes that it will have adequate funding through the sources described above and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the interim condensed consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies

A summary of the Company's significant accounting policies is identified in Note 2 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2016. There have been no changes to the Company's significant accounting policies, except as noted below.

Recent accounting pronouncements

During the six-month period ended June 30, 2017, we adopted ASU 2015-11, Simplifying the Measurement of Inventory and ASU No 2016-09, Stock Compensation. The adoption of these ASU's had no impact on our unaudited interim condensed consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. Subsequent to the issuance of ASU 2014-09, the FASB issued the following ASU's which amend or provide additional guidance on topics addressed in ASU 2014-09.  In March 2016, the FASB issued ASU No. 2016-08, "Revenue Recognition - Principal versus Agent" (reporting revenue gross versus net). In April 2016, the FASB issued ASU No. 2016-10, "Revenue Recognition - Identifying Performance Obligations and Licenses."   Lastly, in May 2016, the FASB issued No. ASU 2016-12, "Revenue Recognition - Narrow Scope Improvements and Practical Expedients."   The standard is effective for annual periods beginning after December 15, 2017, and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative effect adjustment as of the date of adoption. Early adoption of the standard, but not before December 15, 2016 is permitted. The Company believes that the implementation of this update will not have any material impact on its financial statements and has not elected early adoption. When adopted, the update will be applied as a cumulative adjustment that will affect the Company's opening accumulated deficit.

In February 2016, the FASB issued ASU 2016-02, Leases. The standard amends the existing accounting standards for lease accounting and adds additional disclosures about leasing arrangements.  The ASU requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by most leases, while lessor accounting remains largely unchanged. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. This update is effective for public entities with reporting periods beginning after December 15, 2018. Early adoption is permitted for all entities. The Company is currently evaluating the impact, if any, of the adoption of this new standard.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies – continued

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses. The main objective of this Update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The amendments in this Update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The ASU requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. For public business entities that are U.S. Securities and Exchange Commission (SEC) filers, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company has not yet evaluated the impact, if any, of the adoption of this new standard.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities.  The Company believes that the implementation of this update will not have any material impact on its financial statements and has not elected early adoption.

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows: Restricted Cash" This ASU requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The Company has elected early adoption of this standard as of January 1, 2017 and the statements of cash flows for the six months ended June 30, 2016 and 2017 explain the change during the respective periods in the total cash, cash equivalents and restricted cash. This presentation was applied retrospectively to all periods presented as required under the guidance.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business ("ASU 2017-01"). ASU 2017-01 provides greater clarity on the definition of a business to assist entities in evaluating whether transactions should be accounted for as an acquisition or disposal of assets or businesses. ASU 2017- 01 is effective for public entities on January 1, 2018, with early adoption permitted. Because all of the Company's acquisitions have been asset acquisitions, the Company does not expect the adoption of this new standard to have an impact on its consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

3.          Advances for Vessels under Construction and Vessel Acquisition Deposits

As of June 30, 2017 the amount of the advances for vessels under construction amounts to $2.32 million and mainly comprises a $2.25 million instalment paid to the shipyard and other costs related to the construction of Hull number YZJ 1153. Within the first half of 2017, the Company took delivery of M/V Alexandros P., M/V Tasos and M/V EM Astoria (see Note 4).

Costs
Balance, January 1, 2017	17,753,737
Advances for vessels under construction	3,016,069
Advances for vessel acquisitions	3,810,765
New building vessel delivered during the period	(17,788,540)
Vessels delivered during the period	(4,473,448)
Balance, June 30, 2017	2,318,583

4.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value
Balance, January 1, 2017	139,378,104	(33,793,471)	105,584,633
Depreciation for the period	-	(4,273,776)	(4,273,776)
Vessel acquisitions	9,209,949		9,209,949
Vessel sale	(1,807,199)		(1,807,199)
Delivery of newbuilding vessel	17,788,540		17,788,540
Balance, June 30, 2017	164,569,394	(38,067,247)	126,502,147

On January 10, 2017, the Company acquired M/V Tasos, a 75,100 dwt Panamax drybulk carrier built in 2000, for $4.5 million. The amount of $4.5 million is included under "Vessels delivered during the period" in Note 3.

On January 31, 2017, the Company sold M/V RT Dagr, one of the Company's containership vessels it had acquired in 2016, for a net price of $2.44 million. After sales commissions of 4%, which includes the 1% payable to Eurochart, and other sale expenses, the Company realized a gain of $516,651.

On June 19, 2017, the Company acquired M/V EM Astoria for $4.75 million. No commissions were paid to Eurochart for this acquisition. The vessel was acquired from Euromar LLC ("Euromar"), a wholly-owned subsidiary of the Company that previously was partially owned by the Company.

As of June 30, 2017 all vessels except M/V Joanna are used as collateral under the Company's loan agreements (see Note 6).

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

5.	Related Party Transactions

The Company's vessel owning companies are parties to management agreements with the Management Companies which are controlled by members of the Pittas family, whereby the Management Companies provide technical and commercial vessel management for a fixed daily fee of Euro 685 for both 2016 and 2017 under the Company's Master Management Agreement (see below) in the case of Eurobulk, or, under a direct management agreement with two of Company's vessel owing subsidiaries in the case of Eurobulk FE. Vessel management fees paid to the Management Companies amounted to $1,584,385 and $1,763,084 in the six-month periods ended June 30, 2016 and 2017, respectively.

On November 29, 2016, Euroseas signed an agreement with Colby Trading Ltd, a company affiliated with its CEO, to draw a $2 million loan to finance working capital needs. Interest on the loan was 10% per annum payable quarterly. The Company repaid the loan on February 28, 2017 and paid $50,556 for interest. In March 2017, the Company received a commitment by Colby Trading Ltd to provide financing of up to $4.00 million on terms to be mutually agreed to fund the Company's working capital requirements and capital commitments for the period through December 2018, if needed.

In addition to the vessel management services, the Management Company provides the Company with the services of its executives, services associated with the Company being a public company and other services to our subsidiaries. For the six months ended June 30, 2016 and June 30, 2017, compensation paid to the Management Company for such additional services to the Company was $1,000,000. This amount is included in the general and administrative expenses.

Amounts due to or from related companies represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Companies during the normal course of operations for which a right of offset exists.  As of December 31, 2016 the amount due to related companies was $11,539. As of June 30, 2017, the amount due from related companies was $1,636,762. Based on the Master Management Agreement between the Company and the Management Company and the management agreements with Eurobulk FE, an estimate of the quarter's operating expenses, expected drydock expenses, vessel management fee and fee for management executive services are to be paid in advance at the beginning of each quarter or at the end of the previous quarter to the Management Companies.

On June, 2017, the Company acquired M/V EM Astoria for $4.75 million. The vessel was acquired from Euromar LLC ("Euromar"), a wholly-owned subsidiary of the Company that previously was partially owned by the Company.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

5.	Related Party Transactions - continued

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales or acquisition prices and 1.25% of charter revenues. Commissions on vessel sales amounted to $53,871 for the sale of M/V Eleni P (the vessel was classified as held for sale as of December 31, 2016) and M/V RT Dagr, during the six months ended June 30, 2017. Eurochart S.A. also received $90,000 as commission for the acquisition of M/V "Alexandros P." and another $44,000 for the acquisition of M/V "Tasos" during the same period.  There was no commission to Eurochart S.A. paid for the acquisition of M/V EM Astoria. Commission on vessel sales amounted to $27,741 for the sale of M/V "Captain Costas" during the six months period ended June 30, 2016; Eurochart S.A. also received $213,500 as commission for the acquisition of M/V "Xenia" during the same period. Commissions to Eurochart S.A. for chartering services were $180,828 and $240,976 for the six-month periods ended June 30, 2016 and 2017, respectively.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. ("Sentinel"). Technomar Crew Management Services Corp ("Technomar"), is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $52,348 and $68,818 in the first half of 2016, respectively. In the first half of 2017, total fees charged by Sentinel and Technomar were $51,538 and $66,167, respectively.  These amounts are recorded in "Vessel operating expenses" under "Operating expenses".

Related party revenue amounting to $120,000 for the six-month periods ended June 30, 2016 and 2017 relates to fees received from Euromar LLC ("Euromar"),  a joint venture of the Company (see below Note 11), for strategic, financial, reporting and various administrative services provided by Euroseas

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

6.	Long-Term Debt

Long-term debt represents bank loans of the Company. Outstanding long-term debt as of December 31, 2016 and June 30, 2017 is as follows:

Borrower	December 31, 2016	June 30, 2017
Xingang Shipping Ltd. / Joanna Maritime Ltd.	1,103,915	-
Pantelis Shipping Corp.	4,840,000	4,440,000
Noumea Shipping Ltd.	6,360,000	6,360,000
Eirini Shipping Ltd. / Eleni Shipping Ltd. / Areti Shipping Ltd.	11,600,000	11,600,000
Allendale Investments S.A. / Alterwall Business Inc. / Manolis Shipping Ltd. / Saf Concord Shipping Ltd. / Aggeliki Shipping Ltd. /Eternity Shipping Company / Jonathan John Shipping Ltd.	13,120,000	12,200,000
Ultra One Shipping Ltd.	-	10,702,757
Gregos Shipping Ltd.	-	4,750,000
Kamsarmax One Shipping Ltd.	13,333,000	12,866,000
	50,356,915	62,918,757
Less: Current portion	(5,697,915)	(11,432,972)
Long-term portion	44,659,000	51,485,785
Deferred Charges, current portion	148,697	282,976
Deferred charges, long-term portion	292,024	483,929
Long-term debt, current portion net of deferred charges	5,549,218	11,149,996
Long-term debt, long-term portion net of deferred charges	44,366,976	51,001,856
Debt discount	-	(487,900)
Long-term debt, long-term portion net of deferred charges and debt discount	44,366,976	50,513,956

Loan from related party
Euroseas Ltd.	2,000,000	-

None of the above loans are registered in the U.S. The future annual loan repayments are as follows:

To June 30:
2018	11,432,972
2019	27,112,972
2020	10,758,813
2021	4,484,000
2022	934,000
Thereafter	8,196,000
Total	62,918,757

Details of the loans are discussed in Notes 9 and 20(d) of our consolidated financial statements for the year ended December 31, 2016 included in the Company's annual report on Form 20-F  and are supplemented by the changes noted below.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

6.          Long-Term Debt - continued

In May 2017, the Company repaid in full the loan of Xingang Shipping Ltd. guaranteed by Joanna Maritime Ltd. of $1,103,915 earlier than scheduled, and made a pre-payment of $400,000 against the balloon of the loan of Pantelis Shipping Corp. As a result, Joanna Maritime Ltd. was released from its mortgage and guarantee and M/V Joanna has become unencumbered.

In June 2017, the Company entered into a loan agreement to draw $4,750,000 guaranteed by  Euroseas Ltd. to finance the acquisition of M/V EM Astoria. The loan has a margin over LIBOR of 2.65% and will be repaid in either sixteen or twenty quarterly installments of $100,000 (at the option of the bank) with a balloon payment of $3,150,000 with the sixteenth instalment or $2,750,000 with the twentieth instalment (the debt repayment schedule shown in the previous table assumes repayment in sixteen quarters). The Company has also entered into a profit sharing agreement with the bank financing M/V EM Astoria whereby it will share with the bank 35% of the fair market value of the vessel over the outstanding loan when the vessel is sold or when the loan matures. As a result of the lender's entitlement to participate in the appreciation of the market value of the mortgaged vessel, the Company has recognized a participation liability of amount $487,900, presented in "Vessel profit participation liability" in the unaudited condensed consolidated balance sheet, with a corresponding debit to a debt discount account, presented contra to the loan balance. In addition, 35% of the cash flow after debt service will be set aside and be used to repay the balloon payment with any excess funds to be paid to the bank.

The Company's loans are secured with one or more of the following:

•	first priority mortgage over the respective vessels on a joint and several basis.
•	first assignment of earnings and insurance.
•	a corporate guarantee of Euroseas Ltd.
•	a pledge of all the issued shares of each borrower.

The loan agreements contain covenants such as minimum requirements regarding the hull ratio cover  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets (i.e. limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Restricted cash under "Current Assets" and "Long-term assets" amounts to $5,605,740 and $7,911,808 as of  December 31, 2016 and June 30, 2017 and is comprised of deposits held in retention accounts and deposits required to be maintained as  certain minimum cash balances per mortgaged vessel. As of June 30, 2017,  the Company satified all its debt covenants.

Interest expense, including loan fee amortization net of any imputed interest for the six-month periods ended June 30, 2016 and 2017 amounted to $915,774 and $1,626,900, respectively.  Imputed interest for the six-month periods ended June 30, 2016 was $437,895, while there was none for the six-month period ended June 30, 2017.  At June 30, 2017, LIBOR for the Company's loans was on average approximately 1.0% per year, the average interest rate margin over LIBOR on our debt was approximately 4.2% per year for a total average interest rate of approximately 5.2% per year.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

7.	Commitments and Contingencies

(a)
As of June 30, 2017 a subsidiary of the Company, Alterwall Business Inc. owner of M/V Ninos, is in a dispute with a fuel oil supplier who claimed a maritime lien against the vessel after the company which had time-chartered the vessel from the Company went bankrupt and failed to pay certain invoices. The vessel was arrested in Karachi and released after a bank guarantee for an amount of $0.53 million, for which the bank has restricted an equal amount of the Company's cash which is presented within Restricted Cash, was provided on behalf of the Company. Legal proceedings continue.  Although the Company believes it will be successful in its claim, it made a provision of $0.15 million for any costs that may be incurred.

There are no other material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

(b)
Future gross minimum revenues upon collection of hire under non-cancellable time charter agreements involving one of its vessels in operation as of June 30, 2017 totals $12.47 million (one off-hire day per quarter for each vessel is assumed and no drydockings are due for the vessel during the charter period; in addition early delivery of the vessel by the charterers or any exercise of the charterers' options to extend the terms of the charters are not accounted for).

(c)	As of June 30, 2017, the Company had under construction one bulk carrier, a Kamsarmax, with a total contracted amount remaining to be paid of $2.25 million in 2017 and $18 million in 2018.

8.	Stock Incentive Plan

A summary of the status of the Company's unvested shares as of January 1, 2017, and changes during the six month period ended June 30, 2017, are presented below:

Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested on January 1, 2017	116,280	2.08
Granted	-	-
Vested	-	-
Forfeited	(4,036)	2.78
Unvested on June 30, 2017	112,244	2.05

As of June 30, 2017, there was $67,757 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted.  That cost is expected to be recognized over a weighted-average period of 0.82 years. The share based compensation recognized relating to the unvested shares was $74,706 for the six month periods ended June 30, 2017 (June 30, 2016: $140,131) and is included in general and administrative expenses.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

9.	Loss Per Share

Basic and diluted loss per common share are computed as follows:

	For the six months ended June 30,
	2016	2017

Net loss attributable to common shareholders'	(22,879,140)	(4,111,296)

Weighted average common shares – Outstanding	8,104,860	11,030,754

Basic and diluted loss per share	(2.82)	(0.37)

The Company excluded the effect of 112,244 unvested incentive award shares as of June 30, 2017 and 90,900 shares as of June 30, 2016  as they were anti-dilutive.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

10.          Financial Instruments

The principal financial assets of the Company consist of cash at banks, other investment and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans, derivatives including interest rate swaps, and accounts payable due to suppliers.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below in this note do not qualify for accounting purposes as fair value hedges, under guidance relating to  Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in"Loss in derivatives, net" in the unaudited condensed consolidated statements of operations. As of December 31, 2016 and June 30, 2017, the Company had one open swap contract of a notional amount of $10 million.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.

Fair value of financial instruments

The estimated fair values of the Company's financial instruments such as trade receivables, trade accounts payable, cash and cash equivalents and restricted cash approximate their individual carrying amounts as of December 31, 2016 and June 30, 2017, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company's long term borrowings approximates $61.4 million as of June 30, 2017 or approximately $1.5 million less than its carrying value of $62.9 million (excluding the unamortized deferred charges). The fair value of the long term borrowing is estimated based on current interest rates offered to the Company for similar loans. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair value of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR. The fair value of the Company's interest rate swaps was the estimated amount the Company would pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the Company and its counter parties.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

10.          Financial Instruments - continued

Fair value of financial instruments - continued

The Company follows guidance relating to "Fair value measurements", which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to "Fair value measurements" are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Recurring Fair Value Measurements

	Fair Value Measurement at Reporting Date
	Total, December 31, 2016	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contracts, long-term portion	$240,181	-	$240,181	-

	Fair Value Measurement at Reporting Date
	Total, June 30, 2017	(Level 1)	(Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities
Interest rate swap contracts, current and long-term portion	$271,532	-	$271,532	-

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

10.          Financial Instruments - continued

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2016	June 30, 2017
Interest rate contracts	Current liabilities - Derivatives	-	88,176
Interest rate contracts	Long-term liabilities - Derivatives	240,181	183,356
Total derivative liabilities		240,181	271,532

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Six Months Ended June 30, 2016	Six Months Ended June 30, 2017
Interest rate – Fair value	Loss on derivatives, net	(181,707)	2,298
Interest rate contracts - Realized loss	Loss on derivatives net	(83,180)	(31,351)
Total loss on derivatives		(264,887)	(29,053)

11.	Investment in joint venture and Other Investment

During 2016, Euromar reached agreements with its lenders to restructure its debt that provided the latter with increased payments before any capital is returned to Euromar's partners, which include the Company, and, in addition, participation of the lenders in the profits of and any distributions made by Euromar. As a consequence of the restructured credit facilities and continued adverse market developments, the Company determined in 2016 that its investment in the joint venture was not recoverable and as a result it recorded a $14.1 million impairment for the year ended December 31, 2016. The carrying value of the Company's investment in Euromar LLC as of December 31, 2016 and June 30, 2017 is zero.

Other Investment represents the Company's preferred equity investment in Euromar. The Company recorded an accrued dividend income of $683,141 for the period ended June 30, 2016. This amount was recorded in the "Unaudited condensed consolidated statements of operations" as "Other Investment Income" under "Other Income / (expenses)". In the fourth quarter of 2016, the Company determined that its "Other investment" was not recoverable except for the undistributed Escrowed Funds ($4,000,000), which was released to Euroseas in September 2017 (see Note 12(c) below). The Company stopped recognizing dividend income from its "Other investment" from October 1, 2016.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

12.          Subsequent Events

(a)
In August 2017, the Company entered into a five-year interest rate swap agreement for a notional amount of $5 million. Under the terms of the swap agreement, the Company will receive the 3-month LIBOR rate and pay 1.40%, 1.75%, 1.85%, 2.32% and 2.32% during each of the five years of the agreement, respectively.

(b)
In September 2017, the Company entered into a memorandum of agreement to purchase the M/V EM Athens and EM Oinousses, both feeder size containership vessels of 2,506 teu built in 2000. In October 2017, the Company exercised its option to purchase from Euromar two additional container vessels, the M/V EM Corfu, a feeder size containership vessel of 2,556 teu built in 2001, and the M/V Akinada Bridge, a post-panamax size container vessel of 5,600 teu built in 2001. The Company has secured financing for the acquisitions of the four vessels with a combination of debt and equity. The M/V EM Oinousses, M/V EM Corfu and M/V Akinada Bridge are expected to be delivered to the Company within 2017, while M/V EM Athens was delivered in September 2017.  All four vessels are to be acquired for a combined amount of about $25 million from Euromar, a wholly-owned subsidiary of the Company that previously was partially owned by the Company (see Note 12(c) below).

(c)
In September 2017, the Company acquired the 85.714% interest in Euromar it did not already own for nominal cost. As a result of the acquisition, Euromar, which was a joint venture between the Company and two private equity firms, became a wholly-owned subsidiary of the Company. The Company has provided no guarantees to Euromar's lenders, and none of the lenders has any recourse against the Company. Euromar owns three other vessels, all of which are feeder containerships.  The Company's "Other Investment" to Euromar LLC, referring to the undistributed Escrowed Funds ($4,000,000), was released to Euroseas in September 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: October 11, 2017	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer